Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares (Note 21)
Outstanding Capital Stock: 107,190,379 common shares
Treasury Shares: 4,191,436 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the three-month periods ended March 31, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Three-months ended March 31,
	Note	2023	2022

		(unaudited)
Sales of goods and services rendered	4	246,258	206,364
Cost of goods sold and services rendered	5	(194,888)	(170,304)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	60,924	84,053
Changes in net realizable value of agricultural produce after harvest		(151)	(825)
Margin on manufacturing and agricultural activities before operating expenses		112,143	119,288
General and administrative expenses	6	(21,476)	(18,735)
Selling expenses	6	(27,744)	(24,386)
Other operating expense, net	8	(6,909)	(13,376)
Profit from operations		56,014	62,791
Finance income	9	21,519	56,306
Finance costs	9	(26,581)	(31,646)
Other financial results - Net (loss) / gain of inflation effects on the monetary items	9	(11,729)	7,266
Financial results, net	9	(16,791)	31,926
Profit before income tax		39,223	94,717
Income tax expense	10	(16,217)	(29,544)
Profit for the period		23,006	65,173
Attributable to:
Equity holders of the parent		21,569	63,257
Non-controlling interest		1,437	1,916

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings per share		0.200	0.575
Diluted earnings per share		0.200	0.573

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the three-month periods ended March 31, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Three-months ended March 31,
	2023	2022

	(unaudited)

Profit for the period	23,006	65,173
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	31,737	104,324
Cash flow hedge, net of tax (Note 2)	3,242	4,727
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(15,167)	(39,704)
Other comprehensive income	19,812	69,347
Total comprehensive income for the period	42,818	134,520

Attributable to:
Equity holders of the parent	41,200	132,281
Non-controlling interest	1,618	2,239

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of March 31, 2023 and December 31, 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2023	2022
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,636,734	1,565,355
Right of use assets	12	376,152	360,181
Investment property	13	33,330	33,330
Intangible assets	14	36,975	36,120
Biological assets	15	32,801	30,622
Deferred income tax assets	10	6,885	8,758
Trade and other receivables, net	17	44,527	44,558
Derivative financial instruments	16	7,238	5,208
Other assets		1,727	1,701
Total Non-Current Assets		2,176,369	2,085,833
Current Assets
Biological assets	15	242,305	235,822
Inventories	18	291,377	274,022
Trade and other receivables, net	17	200,213	183,820
Derivative financial instruments	16	185	134
Short-term investment	16	66,960	98,571
Cash and cash equivalents	19	85,867	230,653
Total Current Assets		886,907	1,023,022
TOTAL ASSETS		3,063,276	3,108,855
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	167,073	167,073
Share premium	21	786,773	793,169
Cumulative translation adjustment		(434,271)	(456,029)
Equity-settled compensation		20,895	18,792
Cash flow hedge		(41,630)	(44,872)
Other reserves		128,723	126,925
Treasury shares		(6,294)	(4,792)
Revaluation surplus		276,540	281,909
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		222,113	202,342
Equity attributable to equity holders of the parent		1,161,496	1,126,091
Non-controlling interest		39,170	37,552
TOTAL SHAREHOLDERS EQUITY		1,200,666	1,163,643
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	1,848	17,210
Borrowings	24	750,797	727,983
Lease liabilities	25	291,843	283,549
Deferred income tax liabilities	10	318,365	301,414
Payroll and social security liabilities	26	1,858	1,581
Derivatives financial instruments	16	96	96
Provisions for other liabilities	27	2,911	2,526
Total Non-Current Liabilities		1,367,718	1,334,359
Current Liabilities
Trade and other payables	23	186,639	242,397
Current income tax liabilities		376	422
Payroll and social security liabilities	26	25,337	29,964
Borrowings	24	231,860	279,769
Lease liabilities	25	49,700	54,431
Derivative financial instruments	16	138	2,961
Provisions for other liabilities	27	842	909
Total Current Liabilities		494,892	610,853
TOTAL LIABILITIES		1,862,610	1,945,212
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,063,276	3,108,855

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2022	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
Profit for the period	—	—	—	—	—	—	—	—	—	63,257	63,257	1,916	65,173
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	76,472	—	—	—	—	25,170	—	—	101,642	2,682	104,324
Cash flow hedge (*)	—	—	—	—	4,727	—	—	—	—	—	4,727	—	4,727
Revaluation of surplus (**)	—	—	—	—	—	—	—	(37,345)	—	—	(37,345)	(2,359)	(39,704)
Other comprehensive income for the period	—	—	76,472	—	4,727	—	—	(12,175)	—	—	69,024	323	69,347
Total comprehensive income for the period	—	—	76,472	—	4,727	—	—	(12,175)	—	63,257	132,281	2,239	134,520

Reserves for the benefit of government grants (1)	—	—	—	—	—	3,359	—	—	—	(3,359)	—	—	—
- Employee share options (Note 21)
Exercised/ Forfeited	—	394	—	(125)	—	—	71	—	—	—	340	—	340
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	1,152	—	—	—	—	—	—	1,152	—	1,152
Vested	—	69	—	(88)	—	19	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	39	(39)	—	—	—	—	—	—
Granted	—	—	—	—	—	(2)	2	—	—	—	—	—	—
-Purchase of own shares (Note 21)	—	(8,554)	—	—	—	—	(2,085)	—	—	—	(10,639)	—	(10,639)
Balance at March 31, 2022 (unaudited)	183,573	842,969	(438,137)	17,012	(56,205)	109,587	(18,960)	277,807	41,574	175,633	1,134,853	38,350	1,173,203
(*) Net of 2,446 of Income tax.
(**) Net of 21,784 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2023 and 2022 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2023	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
Profit for the period	—	—	—	—	—		—	—	—	21,569	21,569	1,437	23,006
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	21,758	—	—	—	—	8,761	—	—	30,519	1,218	31,737
Cash flow hedge (*)	—	—	—	—	3,242	—	—	—	—	—	3,242	—	3,242
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(14,130)	—	—	(14,130)	(1,037)	(15,167)
Other comprehensive income for the period	—	—	21,758	—	3,242	—	—	(5,369)	—	—	19,631	181	19,812
Total comprehensive income for the period	—	—	21,758	—	3,242	—	—	(5,369)	—	21,569	41,200	1,618	42,818

- Reserves for the benefit of government grants (1)	—	—	—	—	—	1,798	—	—	—	(1,798)	—	—	—
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	2,103	—	—	—	—	—	—	2,103	—	2,103
- Purchase of own shares (Note 21)	—	(6,396)	—	—	—	—	(1,502)	—	—	—	(7,898)	—	(7,898)
Balance at March 31, 2023 (unaudited)	167,073	786,773	(434,271)	20,895	(41,630)	128,723	(6,294)	276,540	41,574	222,113	1,161,496	39,170	1,200,666

(*) Net of (1,739) of Income tax.
(**) Net of 2,859 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2023	March 31, 2022
		(unaudited)
Cash flows from operating activities:
Profit for the period		23,006	65,173
Adjustments for:
Income tax expense	10	16,217	29,544
Depreciation of property, plant and equipment	11	30,644	20,683
Amortization of intangible assets	14	541	461
Depreciation of right of use assets	12	10,951	7,083
(Gain)/ loss from disposal of other property items	8	(1,813)	63
Net loss from the Fair value adjustment of Investment properties	13	1,061	2,378
Equity settled share-based compensation granted	7	2,977	1,614
Loss from derivative financial instruments	8, 9	4,985	10,721
Interest, finance cost related to lease liabilities and other financial expense, net	9	1,743	21,196
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(40,731)	(74,682)
Changes in net realizable value of agricultural produce after harvest (unrealized)		349	10,654
Provision and allowances		265	439
Net loss / (gain) of inflation effects on the monetary items	9	11,729	(7,266)
Foreign exchange gains, net	9	(5,780)	(54,184)
Cash flow hedge – transfer from equity	9	8,861	8,594
Subtotal		65,005	42,471
Changes in operating assets and liabilities:
Increase in trade and other receivables		(38,078)	(58,855)
Increase in inventories		(9,131)	(26,316)
Decrease in biological assets		40,754	48,659
Increase in other assets		(167)	(477)
Increase in derivative financial instruments		(9,769)	(3,211)
Decrease in trade and other payables		(97,999)	(22,378)
Decrease in payroll and social security liabilities		(3,075)	(2,195)
Increase / (decrease) in provisions for other liabilities		633	(244)
Net cash generated from operating activities before taxes paid		(51,827)	(22,546)
Income tax paid		(896)	(202)
Net cash used in operating activities	(a)	(52,723)	(22,748)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2023 and 2022 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2023	March 31, 2022
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired	20	(2,792)	—
Purchases of property, plant and equipment	11	(80,058)	(74,353)
Purchases of cattle and non-current biological assets		(742)	(3,974)
Purchases of intangible assets	14	(294)	(569)
Interest received and others		10,387	498
Proceeds from sale of property, plant and equipment		1,406	350
Acquisition of short-term investment	16	(5,000)	—
Disposal of short-term investment	16	37,296	—
Net cash used in investing activities	(b)	(39,797)	(78,048)

Cash flows from financing activities:
Proceeds from long-term borrowings		19,965	21,324
Payments of long-term borrowings		—	(3,090)
Proceeds from short-term borrowings		194,585	68,508
Payment of short-term borrowings		(222,250)	(3,773)
Payments of derivative financial instruments		(104)	—
Lease payments		(19,222)	(17,171)
Interest paid	(c)	(12,898)	(13,557)
Purchase of own shares		(7,898)	(10,639)
Net cash used in financing activities	(d)	(47,822)	41,602
Net decrease in cash and cash equivalents		(140,342)	(59,194)
Cash and cash equivalents at beginning of period	19	230,653	199,766
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(4,444)	2,348
Cash and cash equivalents at end of period	19	85,867	142,920

(a) Includes (23,675) and (4,299) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2023 and 2022, respectively.
(b) Includes 741 and (418) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2023 and 2022, respectively.
(c) Includes 89 and (16) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2023 and 2022, respectively.
(d) Includes 25,158 and 4,602 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2023 and 2022, respectively.
(e) Includes (2,224) and 115 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2023 and 2022, respectively.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 9, 2023.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2022 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the three month period ended March 31, 2023. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Argentina status:
Since the second half of 2019, the Argentine government instituted certain foreign currency exchange controls, which may restrict or partially restrict access to foreign currency, like the U.S. dollars, to make payments abroad, either for foreign debt or the importation of goods or services, dividend payments and others, without prior authorization. Other restrictions also comprise the deferral of payment of certain public debt instruments and fuel price controls. Those regulations have continued to evolve, sometimes making them more or less stringent depending on the Argentine government’s perception of availability of sufficient national foreign currency reserves. The above has led to the existence of an informal foreign currency market where foreign currencies quote at levels significantly higher than the official exchange rate. However, the only exchange rate available for external commerce is the official exchange rate, which as of March 31, 2023 was Pesos 215.5 per dollar.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2023. All amounts are shown in US dollars.

	March 31, 2023
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(86,548)	—	—	—	(86,548)
Brazilian Reais	—	(523,734)	—	—	(523,734)
US Dollar	(290,980)	(334,991)	8,504	11,872	(605,595)
Uruguayan Peso	—	—	(4,539)	—	(4,539)
Total	(377,528)	(858,725)	3,965	11,872	(1,220,416)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended March 31, 2023 would have decreased the Group’s Profit before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	March 31, 2023
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
US Dollar	(29,098)	(33,499)	850	(61,747)
(Decrease) or increase in Profit before income tax	(29,098)	(33,499)	850	(61,747)

Hedge Accounting - Cash flow hedge

The Group formally documents and designates cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

Generally, the principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) are designated as hedging instruments. These instruments are exposed to foreign currency risks, mainly Brazilian Reais/ U.S. Dollar related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina related to operations in Argentina. As of March 2023 and 2022, approximately 10% of projected sales within those countries qualify as highly probable forecast transactions for hedge accounting purposes and are designated as hedged items

The Group prepares formal documentation to support hedge designation, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future sales.

Under cash flow hedge accounting, the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments are not immediately recognized in profit or loss but are reclassified from equity to profit or loss in the periods when the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

The Group expects that the cash flows will occur and affect profit or loss between 2023 and 2024.

For the period ended March 31, 2023, a loss before income tax of US$ 4,059 was recognized in other comprehensive income (US$1,472 in the three month ended March 31, 2022) and a loss of US$ 8,963 (US$ 8,645 in the three month ended March 31, 2022) was reclassified from equity to profit or loss within “Financial results, net”.

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at March 31, 2023 (all amounts are shown in US dollars):

	March 31, 2023
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	81,127	—	—	—	81,127
Brazilian Reais	—	4,452	—	—	4,452
US Dollar	168,915	366,784	766	144,802	681,267
Subtotal Fixed-rate borrowings	250,042	371,236	766	144,802	766,846
Variable rate:
Brazilian Reais	—	197,136	—	—	197,136
US Dollar	18,675	—	—	—	18,675
Subtotal Variable-rate borrowings	18,675	197,136	—	—	215,811
Total borrowings as per analysis	268,717	568,372	766	144,802	982,657

At March 31, 2023, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	March 31, 2023
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(1,971)	(1,971)
US Dollar	(187)	—	(187)
Decrease in profit before income tax	(187)	(1,971)	(2,158)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Credit risk

As of March 31, 2023, five banks accounted for more than 80% of the total cash deposited (J.P. Morgan, Credit Agricole, PPI, Banco Galicia and Itaú).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2023:

▪    Futures / Options

	March 31, 2023
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	7	1,515	(25)	(25)
Soybean	(185)	13,357	185	1,026
Total	(178)	14,872	160	1,001

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps

In April 2022 the Group's subsidiary in Brazil, Usina Monte Alegre entered into a R$ 20 million loan with Itaú BBA. The loan bears interest at a fixed rate of 13,23% p.a. At the same moment and with the same bank, the Company entered into a swap operation, with the intention to effectively convert the fixed interest rate into a variable interest rate denominated in CDI (an interbank floating interest rate in Reais), plus a fixed rate of 1,29% a.a. The swap matures according to the due date of the loan, in March 24, 2024 and resulted in a recognition of a gain of US$ 3 thousand in 2023.

In December 2020 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Itaú BBA in an aggregate amount of US$ 400 million. In these operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4,24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1,85% per year. This swap expires semiannually until December 2026. This contract resulted in a recognition of a gain of US$ 1.8 million in the three month ended March 31, 2023 (gain of US$ 1.5 thousand in the three month ended March 31,2022).

▪Currency forward

During the period ended on March 31, 2023, the Group entered into several currency forward contracts with Brazilian banks, in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar, for a total aggregate amount of US$ 6 million. It resulted in the recognition of a loss amounting to US$ 0.12 million in the three month ended March 31, 2023. The currency forward contracts maturity date is between April and July 2023.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
Also, during the three month ended March 31, 2023 the Group entered into several currency forward contracts to hedge the fluctuation of the U.S. Dollar against the Euro for a total notional amount of US$ 0.4 million. The currency forward contracts maturity date is July 2023. The outstanding contracts resulted in the recognition of a non-significant loss in the three-month ended March 31, 2023.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The ‘Farming’ is further comprised of three reportable segments:

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group’s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice.

•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•All Other Segments’ which consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure, namely, Coffee and Cattle.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;

•‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Total segment assets and liabilities are measured in a manner consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100 % accumulated in three years. Argentina has been classified as a hyperinflationary economy under the terms of IAS 29. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management changed the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. For segment reporting purposes, the segment results of the Argentine operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above.

In order to evaluate the segment’s performance on a monthly basis, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the Group uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The following tables show a reconciliation of the reportable segments where the information reviewed by the CODM differs from the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for all years presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by the CODM and the information included in the Consolidated Financial Statements:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the three-month period ended

March 31, 2023	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	33,214	(228)	32,986	55,219	(181)	55,038	58,608	(575)	58,033
Cost of goods and services rendered	(29,049)	206	(28,843)	(42,243)	(21)	(42,264)	(51,102)	497	(50,605)
Initial recognition and changes in fair value of biological assets and agricultural produce	(808)	(432)	(1,240)	8,366	(195)	8,171	5,480	(164)	5,316
Gain from changes in net realizable value of agricultural produce after harvest	(269)	(7)	(276)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	3,088	(461)	2,627	21,342	(397)	20,945	12,986	(242)	12,744
General and administrative expenses	(1,488)	35	(1,453)	(4,390)	85	(4,305)	(3,001)	74	(2,927)
Selling expenses	(5,592)	56	(5,536)	(7,695)	76	(7,619)	(6,417)	80	(6,337)
Other operating income, net	2,091	(21)	2,070	406	1	407	(44)	2	(42)
Profit from Operations	(1,901)	(391)	(2,292)	9,663	(235)	9,428	3,524	(86)	3,438

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,097)	47	(2,050)	(3,005)	69	(2,936)	(2,598)	65	(2,533)

March 31, 2023	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,486	(31)	1,455	—	—	—	247,273	(1,015)	246,258
Cost of goods and services rendered	(1,337)	28	(1,309)	—	—	—	(195,598)	710	(194,888)
Initial recognition and changes in fair value of biological assets and agricultural produce	410	11	421	—	—	—	61,704	(780)	60,924
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(144)	(7)	(151)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	559	8	567	—	—	—	113,235	(1,092)	112,143
General and administrative expenses	(54)	1	(53)	(6,278)	(9)	(6,287)	(21,662)	186	(21,476)
Selling expenses	(49)	1	(48)	(14)	(1)	(15)	(27,956)	212	(27,744)
Other operating income, net	(1,092)	20	(1,072)	(48)	—	(48)	(6,911)	2	(6,909)
Profit from Operations	(636)	30	(606)	(6,340)	(10)	(6,350)	56,706	(692)	56,014

Depreciation of Property, plant and equipment and amortization of Intangible assets	(53)	1	(52)	(292)	9	(283)	(31,376)	191	(31,185)
Net loss from Fair value adjustment of Investment property	(1,080)	19	(1,061)	—	—	—	(1,080)	19	(1,061)

Sugar, Ethanol and Energy and Land Transformation segments have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the three-month period ended

March 31, 2022	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	39,431	305	39,736	33,669	171	33,840	54,805	473	55,278
Cost of goods and services rendered	(33,854)	(258)	(34,112)	(29,634)	(225)	(29,859)	(48,434)	(341)	(48,775)
Initial recognition and changes in fair value of biological assets and agricultural produce	29,362	154	29,516	10,303	55	10,358	6,253	(18)	6,235
Gain from changes in net realizable value of agricultural produce after harvest	(195)	69	(126)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	34,744	270	35,014	14,338	1	14,339	12,624	114	12,738
General and administrative expenses	(3,413)	(58)	(3,471)	(2,488)	(39)	(2,527)	(1,623)	(27)	(1,650)
Selling expenses	(6,014)	(64)	(6,078)	(5,582)	(45)	(5,627)	(6,166)	(118)	(6,284)
Other operating income, net	(8,637)	(258)	(8,895)	(152)	(3)	(155)	(117)	4	(113)
Profit from Operations	16,680	(110)	16,570	6,116	(86)	6,030	4,718	(27)	4,691

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,810)	(32)	(1,842)	(2,134)	(38)	(2,172)	(2,281)	(40)	(2,321)

March 31, 2022	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	442	12	454	—	—	—	205,403	961	206,364
Cost of goods and services rendered	(252)	(9)	(261)	—	—	—	(169,471)	(833)	(170,304)
Initial recognition and changes in fair value of biological assets and agricultural produce	514	(8)	506	—	—	—	83,870	183	84,053
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(894)	69	(825)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	704	(5)	699	—	—	—	118,908	380	119,288
General and administrative expenses	(55)	(1)	(56)	(6,681)	(53)	(6,734)	(18,557)	(178)	(18,735)
Selling expenses	(23)	(1)	(24)	(89)	—	(89)	(24,158)	(228)	(24,386)
Other operating income, net	(2,360)	(26)	(2,386)	201	6	207	(13,099)	(277)	(13,376)
Profit from Operations	(1,734)	(33)	(1,767)	(6,569)	(47)	(6,616)	63,094	(303)	62,791

Depreciation of Property, plant and equipment and amortization of Intangible assets	(56)	(1)	(57)	(189)	(9)	(198)	(21,024)	(120)	(21,144)
Net gain from Fair value adjustment of Investment property	(2,353)	(25)	(2,378)	—	—	—	(2,353)	(25)	(2,378)

Sugar, Ethanol and Energy and Land Transformation segment have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the three-month period ended March 31, 2023 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	33,214	55,219	58,608	1,486	148,527	98,746	—	—	247,273
Cost of goods sold and services rendered	(29,049)	(42,243)	(51,102)	(1,337)	(123,731)	(71,867)	—	—	(195,598)
Initial recognition and changes in fair value of biological assets and agricultural produce	(808)	8,366	5,480	410	13,448	48,256	—	—	61,704
Changes in net realizable value of agricultural produce after harvest	(269)	—	—	—	(269)	125	—	—	(144)
Margin on manufacturing and agricultural activities before operating expenses	3,088	21,342	12,986	559	37,975	75,260	—	—	113,235
General and administrative expenses	(1,488)	(4,390)	(3,001)	(54)	(8,933)	(6,451)	—	(6,278)	(21,662)
Selling expenses	(5,592)	(7,695)	(6,417)	(49)	(19,753)	(8,189)	—	(14)	(27,956)
Other operating income / (loss), net	2,091	406	(44)	(1,092)	1,361	(7,263)	(961)	(48)	(6,911)
Profit / (loss) from operations	(1,901)	9,663	3,524	(636)	10,650	53,357	(961)	(6,340)	56,706

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,097)	(3,005)	(2,598)	(53)	(7,753)	(23,331)	—	(292)	(31,376)
Net loss from Fair value adjustment of Investment property	—	—	—	(1,080)	(1,080)	—	—	—	(1,080)

Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	(2,752)	6,523	(1,861)	114	2,024	37,583	—	—	39,607
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,944	1,843	7,341	296	11,424	10,673	—	—	22,097
Changes in net realizable value of agricultural produce after harvest (unrealized)	(349)	—	—	—	(349)	—	—	—	(349)
Changes in net realizable value of agricultural produce after harvest (realized)	80	—	—	—	80	125	—	—	205

As of March 31, 2023:
Farmlands and farmland improvements, net	456,713	149,062	2,218	56,856	664,849	78,647	—	—	743,496
Machinery, equipment, building and facilities, and other fixed assets, net	49,543	59,116	109,590	1,808	220,057	208,301	—	—	428,358
Bearer plants, net	1,090	—	—	—	1,090	374,505	—	—	375,595
Work in progress	7,693	31,845	24,464	2,629	66,631	22,654	—	—	89,285
Right of use asset	19,014	7,983	381	29	27,407	347,614	—	1,131	376,152
Investment property	—	—	—	33,330	33,330	—	—	—	33,330
Goodwill	8,244	1,141	5,431	—	14,816	4,298	—	—	19,114
Biological assets	67,796	9,101	32,531	8,982	118,410	156,696	—	—	275,106
Finished goods	33,271	13,319	9,818	—	56,408	79,024	—	—	135,432
Raw materials, Stocks held by third parties and others	43,307	77,313	7,168	248	128,036	27,909	—	—	155,945
Total segment assets	686,671	348,880	191,601	103,882	1,331,034	1,299,648	—	1,131	2,631,813
Borrowings	40,380	106,340	134,533	—	281,253	574,388	—	127,016	982,657
Lease liabilities	11,463	7,003	350	—	18,816	322,158	—	569	341,543
Total segment liabilities	51,843	113,343	134,883	—	300,069	896,546	—	127,585	1,324,200
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the three-month period ended March 31, 2022 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	39,431	33,669	54,805	442	128,347	77,056	—	—	205,403
Cost of goods sold and services rendered	(33,854)	(29,634)	(48,434)	(252)	(112,174)	(57,297)	—	—	(169,471)
Initial recognition and changes in fair value of biological assets and agricultural produce	29,362	10,303	6,253	514	46,432	37,438	—	—	83,870
Changes in net realizable value of agricultural produce after harvest	(195)	—	—	—	(195)	(699)	—	—	(894)
Margin on manufacturing and agricultural activities before operating expenses	34,744	14,338	12,624	704	62,410	56,498	—	—	118,908
General and administrative expenses	(3,413)	(2,488)	(1,623)	(55)	(7,579)	(4,297)	—	(6,681)	(18,557)
Selling expenses	(6,014)	(5,582)	(6,166)	(23)	(17,785)	(6,284)	—	(89)	(24,158)
Other operating income / (loss), net	(8,637)	(152)	(117)	(2,360)	(11,266)	(3,193)	1,159	201	(13,099)
Profit from Operations	16,680	6,116	4,718	(1,734)	25,780	42,724	1,159	(6,569)	63,094

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,810)	(2,134)	(2,281)	(56)	(6,281)	(14,554)	—	(189)	(21,024)
Net gain from Fair value adjustment of Investment property	—	—	—	(2,353)	(2,353)	—	—	—	(2,353)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	28,335	9,536	(310)	833	38,394	36,288	—	—	74,682
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,027	767	6,563	(319)	8,038	1,150	—	—	9,188
Changes in net realizable value of agricultural produce after harvest (unrealized)	(10,654)	—	—	—	(10,654)	—	—	—	(10,654)
Changes in net realizable value of agricultural produce after harvest (realized)	10,459	—	—	—	10,459	(699)	—	—	9,760

As of December 31, 2022:
Farmlands and farmland improvements, net	457,286	149,251	2,221	56,928	665,686	78,647	—	—	744,333
Machinery, equipment, building and facilities, and other fixed assets, net	48,691	58,827	108,589	1,792	217,899	171,307	—	—	389,206
Bearer plants, net	1,057	—	—	—	1,057	351,670	—	—	352,727
Work in progress	7,021	29,061	22,325	2,399	60,806	18,283	—	—	79,089
Right of use assets	18,952	8,594	711	—	28,257	330,681	—	1,243	360,181
Investment property	—	—	—	33,330	33,330	—	—	—	33,330
Goodwill	7,990	1,106	5,263	—	14,359	4,185	—	—	18,544
Biological assets	66,002	52,752	30,045	8,214	157,013	109,431	—	—	266,444
Finished goods	37,539	13,659	12,825	—	64,023	88,693	—	—	152,716
Raw materials, Stocks held by third parties and others	62,911	22,129	8,700	291	94,031	27,275	—	—	121,306
Total segment assets	707,449	335,379	190,679	102,954	1,336,461	1,180,172	—	1,243	2,517,876
Borrowings	41,493	113,133	138,241	—	292,867	587,865	—	127,020	1,007,752
Lease liabilities	18,234	8,281	623	—	27,138	310,162	—	680	337,980
Total segment liabilities	59,727	121,414	138,864	—	320,005	898,027	—	127,700	1,345,732

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	March 31, 2023	March 31, 2022
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	43,530	60,344
Sugar	47,730	7,866
Energy (*)	3,130	2,396
Peanut	15,067	16,014
Sunflower	2,342	2,583
Cotton	1,985	816
Rice (*)	52,538	31,603
Fluid milk (UHT)	23,291	15,653
Powder milk	14,331	26,038
Other dairy products	10,581	7,559
Services	1,872	1,930
Rental income	213	203
Others	5,692	5,222
	222,302	178,227
Sales of agricultural produce and biological assets:
Soybean	2,289	7,097
Corn	2,385	3,614
Wheat	5,017	8,483
Sunflower	2,066	1,240
Barley	2,242	2,572
Milk	6,137	2,749
Cattle	1,309	261
Cattle for dairy	1,792	1,680
Others	719	441
	23,956	28,137
Total sales	246,258	206,364

(*) Includes sales of mwh of energy and tons rice produced by third parties for an amount of US$ 3.5 million.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 120.4 million as of March 31, 2023 (March 31, 2022: US$ 101.8 million) comprised primarily of 6,076 lts of ethanol (US$ 4.22 million), 504,763 mwh of energy (US$ 27.47 million), 163,6 tons of sugar (US$ 62.86 million), 17,400 tons of soybean (US$ 6.64 million), 46,218 tons of corn (US$ 16.05 million) and 1,653 tons of wheat (US$ 0.53 million) which expire between April 2023 and December 2023.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
For the three-month period ended March 31, 2023:

	March 31, 2023
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2022 (Note 18)	37,539	13,659	12,825	—	88,693	152,716
Cost of production of manufactured products (Note 6)	13,793	45,207	40,670	—	55,193	154,863
Purchases	5,200	2,733	—	—	396	8,329
Agricultural produce	11,709	—	6,137	1,309	7,515	26,670
Transfer to raw material	(8,754)	(5,922)	—	—	—	(14,676)
Direct agricultural selling expenses	1,613	—	—	—	—	1,613
Tax recoveries (i)	—	—	—	—	(2,399)	(2,399)
Changes in net realizable value of agricultural produce after harvest	(276)	—	—	—	125	(151)
Finished goods as of March 31, 2023 (Note 18)	(33,271)	(13,319)	(9,818)	—	(79,024)	(135,432)
Exchange differences	1,290	(94)	791	—	1,368	3,355
Cost of goods sold and services rendered, and direct agricultural selling expenses period	28,843	42,264	50,605	1,309	71,867	194,888
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

For the three-month period ended March 31, 2022:

	March 31, 2022
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2022	37,225	5,015	15,157	—	80,857	138,254
Cost of production of manufactured products (Note 6)	14,126	33,972	42,104	—	14,250	104,452
Purchases	1,653	40	—	—	686	2,379
Agricultural produce	35,449	—	2,772	261	10,186	48,668
Transfer to raw material	(9,930)	(4,173)	—	—	—	(14,103)
Direct agricultural selling expenses	2,223	—	—	—	—	2,223
Tax recoveries (i)	—	—	—	—	(2,799)	(2,799)
Changes in net realizable value of agricultural produce after harvest	(126)	—	—	—	(699)	(825)
Finished goods as of March 31, 2022	(48,517)	(3,889)	(10,670)	—	(55,614)	(118,690)
Exchange differences	2,009	(1,106)	(588)	—	10,430	10,745
Cost of goods sold and services rendered, and direct agricultural selling expenses period	34,112	29,859	48,775	261	57,297	170,304
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the three-months period ended March 31, 2023:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	960	3,414	2,717	—	4,643	11,734	9,832	2,220	23,786
Raw materials and consumables	101	1,696	5,819	—	1,166	8,782	—	—	8,782
Depreciation and amortization	1,156	999	1,151	—	12,570	15,876	4,786	288	20,950
Depreciation of right-of-use assets	—	61	227	—	2,204	2,492	1,599	324	4,415
Fuel, lubricants and others	30	309	290	—	5,796	6,425	159	95	6,679
Maintenance and repairs	326	905	436	—	3,173	4,840	415	179	5,434
Freights	32	7,201	681	—	13	7,927	—	11,712	19,639
Export taxes / selling taxes	—	—	—	—	—	—	—	6,326	6,326
Export expenses	—	—	—	—	—	—	—	3,547	3,547
Contractors and services	130	1,150	50	—	1,644	2,974	—	—	2,974
Energy transmission	—	—	—	—	—	—	—	609	609
Energy power	308	785	647	—	184	1,924	78	15	2,017
Professional fees	23	32	25	—	113	193	2,631	142	2,966
Other taxes	6	70	35	—	896	1,007	134	8	1,149
Contingencies	—	—	—	—	—	—	451	—	451
Lease expense and similar arrangements	28	220	56	—	—	304	267	74	645
Third parties raw materials	279	8,229	16,589	—	1,222	26,319	—	—	26,319
Others	260	1,131	297	—	678	2,366	1,124	2,205	5,695
Subtotal	3,639	26,202	29,020	—	34,019	92,880	21,476	27,744	142,100
Own agricultural produce consumed	10,154	19,005	11,650	—	21,174	61,983	—	—	61,983
Total	13,793	45,207	40,670	—	55,193	154,863	21,476	27,744	204,083

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for three-month period ended March 31, 2022:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	335	2,411	2,734	—	857	6,337	8,174	1,864	16,375
Raw materials and consumables	107	823	11,373	—	1,608	13,911	—	—	13,911
Depreciation and amortization	1,056	666	983	—	3,518	6,223	3,823	315	10,361
Depreciation of right-of-use assets	—	26	156	—	1,558	1,740	2,541	10	4,291
Fuel, lubricants and others	40	20	395	—	1,462	1,917	189	54	2,160
Maintenance and repairs	476	416	454	—	666	2,012	592	284	2,888
Freights	31	6,711	626	—	35	7,403	—	8,745	16,148
Export taxes / selling taxes	—	—	—	—	—	—	—	8,517	8,517
Export expenses	—	—	—	—	—	—	—	3,099	3,099
Contractors and services	153	554	184	—	230	1,121	—	—	1,121
Energy transmission	—	—	—	—	—	—	—	159	159
Energy power	330	686	757	—	162	1,935	57	18	2,010
Professional fees	7	15	33	—	43	98	1,746	111	1,955
Other taxes	8	25	24	—	91	148	100	28	276
Contingencies	—	—	—	—	—	—	102	—	102
Lease expense and similar arrangements	33	133	44	—	—	210	566	65	841
Third parties raw materials	223	8,104	15,863	—	—	24,190	—	—	24,190
Others	306	1,026	570	—	67	1,969	845	1,117	3,931
Subtotal	3,105	21,616	34,196	—	10,297	69,214	18,735	24,386	112,335
Own agricultural produce consumed	11,021	12,356	7,908	—	3,953	35,238	—	—	35,238
Total	14,126	33,972	42,104	—	14,250	104,452	18,735	24,386	147,573

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	March 31, 2023	March 31, 2022
	(unaudited)
Wages and salaries	33,302	26,855
Social security costs	9,111	6,979
Equity-settled share-based compensation	2,977	1,614
	45,390	35,448

8.    Other operating expense, net

	March 31, 2023	March 31, 2022
	(unaudited)
Loss from commodity derivative financial instruments	(6,936)	(6,803)
Gain /(loss) from disposal of other property items	1,813	(63)
Net loss from fair value adjustment of Investment property	(1,061)	(2,378)
Others	(725)	(4,132)
	(6,909)	(13,376)

9.    Financial results, net

	March 31, 2023	March 31, 2022
	(unaudited)
Finance income:
- Interest income	2,031	523
- Foreign exchange gain, net	5,780	54,184
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,614	1,563
- Other income	12,094	36
Finance income	21,519	56,306

Finance costs:
- Interest expense	(13,274)	(12,922)
- Finance cost related to lease liabilities	(626)	(6,582)
- Cash flow hedge – transfer from equity	(8,861)	(8,594)
- Taxes	(1,587)	(858)
- Other expenses	(2,233)	(2,690)
Finance costs	(26,581)	(31,646)
Other financial results - Net (loss)/gain of inflation effects on the monetary items	(11,729)	7,266
Total financial results, net	(16,791)	31,926

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2023	March 31, 2022
	(unaudited)
Current income tax	(785)	(1,356)
Deferred income tax	(15,432)	(28,188)
Income tax (expense)	(16,217)	(29,544)

Argentine has a income tax scheme which establish increasing rates, which starts in 25% and reach 35% for income tax gains over Pesos 143 million (U$D 0.7 million).

The gross movement on the deferred income tax account is as follows:

	March 31, 2023	March 31, 2022
	(unaudited)
Beginning of period liability	(292,656)	(255,527)
Exchange differences	(8,857)	(21,921)
Effect of fair value valuation for farmlands	8,066	21,048
Tax charge relating to cash flow hedge (i)	(1,739)	(2,446)
Others	(862)	(464)
Income tax (expense)	(15,432)	(28,188)
End of period liability	(311,480)	(287,498)

(i)It relates to the amount reclassified of US$ 8,861 loss and US$ 8,594 loss from equity to profit and loss for the three-month period ended March 31, 2023 and 2022, respectively.

Tax Inflation Adjustment in Argentina

Laws 27,430, 27,468 and 27,541 introduced several amendments to the income tax inflation adjustments provided by the Income Tax Law. According to these provisions, and effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the Income Tax Law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%. As from its effectiveness, this procedure is applicable because the variation of the IPC reached the prescribed limits.

However, Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992 to certain items, such as, fixed assets, inventory, and tax loss carryforwards, among others.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the “Candy” case July 3, 2009 in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011, 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/14, 06/02/15, 10/04/16 and 06/25/19), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24, 073 as described above. The net effect of the inflation adjustment resulted in a deferred tax asset of US$ 25.6 million.

The application of local tax laws require interpretation, and accordingly involves the application of judgement and is open to challenge by the relevant tax authorities. This gives rise to a level of uncertainty. Provisions for uncertain tax positions are established in accordance with IFRIC 23 based on an assessment of the range of likely tax outcomes in open years and reflecting the strength of technical arguments. Amounts are provided for individual tax uncertainties based on management’s assessment of whether the most likely amount or an expected amount based on a probability weighted methodology is the more appropriate predicter of amounts that the Company is ultimately expected to settle. When making this assessment, the Company utilizes specialist in-house tax knowledge and experience and takes into consideration specialist tax advice from third party advisers on specific items. The Company has not provided any amount in this case based on its belief that it has solid arguments to support its position.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2023	March 31, 2022
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(13,248)	(31,948)
Non-deductible items	(286)	(446)
Effect of the changes in the statutory income tax rate in Argentina	4,739	—
Non-taxable income	2,294	2,562
Tax losses where no deferred tax asset was recognized	(9,094)	(24)
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(8,739)	(5,535)
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	9,955	5,123
Others	(1,838)	724
Income tax (expense)	(16,217)	(29,544)
(1) 2023 includes 9,924 of adjustment by inflation of tax loss carryforwards in Argentina (5,123 in 2022)
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment for the three-month periods ended March 31, 2023 and 2022 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Three-month period ended March 31, 2022
Opening net book amount.	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
Exchange differences	60,219	869	52,616	44,451	(2,284)	3,631	7,014	166,516
Additions	—	—	7,174	32,478	19,806	270	12,685	72,413
Revaluation surplus	(60,771)	—	—	—	—	—	—	(60,771)
Transfers	—	—	1,285	769	—	(178)	(1,876)	—
Disposals	—	—	(1)	(469)	—	(27)	—	(497)
Reclassification to non-income tax credits (*)	—	—	—	(9)	—	—	—	(9)
Depreciation	—	(582)	(5,182)	(11,571)	(2,808)	(540)	—	(20,683)
Closing net book amount	710,709	16,866	263,571	148,832	309,696	30,727	99,191	1,579,592
At March 31, 2022 (unaudited)
Cost	710,709	43,307	496,267	880,413	748,284	52,108	99,191	3,030,279
Accumulated depreciation	—	(26,441)	(232,696)	(731,581)	(438,588)	(21,381)	—	(1,450,687)
Net book amount	710,709	16,866	263,571	148,832	309,696	30,727	99,191	1,579,592
Three-month period ended Three 31, 2023
Opening net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
Exchange differences	22,935	379	5,354	8,009	7,997	457	2,234	47,365
Additions	—	—	7,129	31,318	25,026	205	14,769	78,447
Revaluation surplus	(23,236)	—	—	—	—	—	—	(23,236)
Transfers	—	—	4,432	2,368	—	7	(6,807)	—
Disposals	—	—	—	(507)	—	(3)	—	(510)
Reclassification to non-income tax credits (*)	—	—	—	(43)	—	—	—	(43)
Depreciation	—	(915)	(6,119)	(12,893)	(10,155)	(562)	—	(30,644)
Closing net book amount	727,290	16,206	279,176	119,464	375,595	29,718	89,285	1,636,734
At March 31, 2023 (unaudited)
Cost	727,290	46,527	543,379	934,317	891,846	53,512	89,285	3,286,156
Accumulated depreciation	—	(30,321)	(264,203)	(814,853)	(516,251)	(23,794)	—	(1,649,422)
Net book amount	727,290	16,206	279,176	119,464	375,595	29,718	89,285	1,636,734
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of March 31, 2023, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

For all Farmlands with a total valuation of US$ 728 million as of March 31, 2023, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended March 31, 2023 would have reduced the value of the Farmlands on US$ 72.8 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.
Δ
Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the three-month periods ended March 31, 2023 and 2022.

As of March 31, 2023, borrowing costs of US$ 815 (March 31, 2022: US$ 746) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 133,317 as of March 31, 2023 (March 31, 2022: U$S 121,405).

12.    Right of use assets

Changes in the Group’s right of use assets for the three-month periods ended March 31, 2023 and 2022 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
As of March 31, 2022
Opening net book amount	235,970	24,806	260,776
Exchange differences	44,797	4,238	49,035
Additions and re-measurement	83,570	1,808	85,378
Depreciation	(4,995)	(2,088)	(7,083)
Closing net book amount	359,342	28,764	388,106

As of March 31, 2023
Opening net book amount	333,562	26,619	360,181
Exchange differences	9,274	699	9,973
Additions and re-measurement	15,405	1,544	16,949
Depreciation	(7,958)	(2,993)	(10,951)
Closing net book amount	350,283	25,869	376,152

(*) Agricultural partnership has an average of 6 years duration.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the three-month periods ended March 31, 2023 and 2022 were as follows:

	March 31, 2023	March 31, 2022
	(unaudited)
Beginning of the period	33,330	32,132
Loss from fair value adjustment (Note 8)	(1,061)	(2,378)
Exchange differences	1,061	2,378
End of the period	33,330	32,132
Cost	33,330	32,132
Net book amount	33,330	32,132

For all Investment properties with a total valuation of US$ 33.3 million as of March 31, 2023, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during March 31, 2023 and 2020. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended March 31, 2023 would have reduced the value of the Investment properties on US$ 3.3 million, which would impact the line item “Net loss from fair value adjustment.”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2023 and 2022 were as follows:

	Goodwill	Software	Trademarks	Others	Total
As of March 31, 2022
Opening net book amount	16,626	6,485	8,191	35	31,337
Exchange differences	1,637	440	520	357	2,954
Additions	—	308	—	241	549
Amortization charge (i)	—	(164)	(103)	(194)	(461)
Closing net book amount	18,263	7,069	8,608	439	34,379
At March 31, 2022 (unaudited)
Cost	18,263	14,965	11,045	1,097	45,370
Accumulated amortization	—	(7,896)	(2,437)	(658)	(10,991)
Net book amount	18,263	7,069	8,608	439	34,379

As of March 31, 2023
Opening net book amount	18,544	7,742	9,101	733	36,120
Exchange differences	570	249	263	20	1,102
Additions	—	283	—	11	294
Amortization charge (i)	—	(400)	(115)	(26)	(541)
Closing net book amount	19,114	7,874	9,249	738	36,975
At March 31, 2023 (unaudited)
Cost	19,114	17,787	12,111	1,308	50,320
Accumulated amortization	—	(9,913)	(2,862)	(570)	(13,345)
Net book amount	19,114	7,874	9,249	738	36,975

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended March 31, 2023 and 2022, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performed as of September 30, 2022.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2023 and 2022 were as follows:

	March 31, 2023
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	66,002	52,752	30,045	8,214	109,431	266,444
Increase due to purchases	—	—	—	742	—	742
Initial recognition and changes in fair value of biological assets	(1,240)	8,171	5,316	421	48,256	60,924
Decrease due to harvest / disposals	(11,709)	(77,662)	(20,115)	(1,683)	(30,362)	(141,531)
Costs incurred during the period	12,637	24,331	16,330	1,030	25,298	79,626
Exchange differences	2,106	1,509	955	258	4,073	8,901
End of the period (unaudited)	67,796	9,101	32,531	8,982	156,696	275,106

	March 31, 2022
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	54,886	42,729	18,979	7,257	71,327	195,178
Increase due to purchases	—	—	—	1,528	—	1,528
Initial recognition and changes in fair value of biological assets	29,516	10,358	6,235	506	37,438	84,053
Decrease due to harvest / disposals	(35,449)	(62,560)	(18,296)	(606)	(15,895)	(132,806)
Costs incurred during the period	30,887	14,768	14,035	607	16,922	77,219
Exchange differences	4,139	3,162	1,403	536	14,863	24,103
End of the period (unaudited)	83,979	8,457	22,356	9,828	124,655	249,275

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2022 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the three-month period ended March 31, 2023:

	March 31, 2023
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,111	2,313	2,049	212	2,250	7,935
Depreciation and amortization	—	—	—	—	554	554
Depreciation of right-of-use assets	—	—	—	—	5,223	5,223
Fertilizers, agrochemicals and seeds	4,638	4,357	—	—	12,093	21,088
Fuel, lubricants and others	337	848	315	20	826	2,346
Maintenance and repairs	521	990	914	80	355	2,860
Freights	—	170	24	50	—	244
Contractors and services	5,208	12,466	—	1	3,139	20,814
Feeding expenses	—	—	7,732	339	—	8,071
Veterinary expenses	—	—	858	62	—	920
Energy power	9	1,096	698	2	—	1,805
Professional fees	62	151	16	3	68	300
Other taxes	241	43	4	22	18	328
Lease expense and similar arrangements	445	1,487	—	2	378	2,312
Others	65	410	130	3	394	1,002
Subtotal	12,637	24,331	12,740	796	25,298	75,802
Own agricultural produce consumed	—	—	3,590	234	—	3,824
Total	12,637	24,331	16,330	1,030	25,298	79,626

Cost of production for the three-month period ended March 31, 2022:

	March 31, 2022
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	872	2,262	1,627	201	1,919	6,881
Depreciation and amortization	—	—	—	—	356	356
Depreciation of right-of-use assets	—	—	—	—	1,798	1,798
Fertilizers, agrochemicals and seeds	14,285	740	—	—	8,330	23,355
Fuel, lubricants and others	141	333	296	10	846	1,626
Maintenance and repairs	473	985	815	72	295	2,640
Freights	581	97	33	39	—	750
Contractors and services	7,462	8,582	—	—	3,066	19,110
Feeding expenses	—	—	5,824	63	—	5,887
Veterinary expenses	—	—	830	61	—	891
Energy power	7	1,471	378	2	—	1,858
Professional fees	48	12	24	1	95	180
Other taxes	321	34	4	25	79	463
Lease expense and similar arrangements	6,252	—	—	1	—	6,253
Others	445	252	289	31	138	1,155
Subtotal	30,887	14,768	10,120	506	16,922	73,203
Own agricultural produce consumed	—	—	3,915	101	—	4,016
Total	30,887	14,768	14,035	607	16,922	77,219
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Biological assets as of March 31, 2023 and December 31, 2022 were as follows:

	March 31, 2023	December 31, 2022
	(unaudited)
Non-current
Cattle for dairy production	32,039	29,483
Breeding cattle	492	821
Other cattle	270	318
	32,801	30,622
Current
Breeding cattle	8,220	7,075
Other cattle	492	562
Sown land – crops	67,796	66,002
Sown land – rice	9,101	52,752
Sown land – sugarcane	156,696	109,431
	242,305	235,822
Total biological assets	275,106	266,444

 “La Niña” weather event

“La Niña” is a weather phenomenon caused by the fluctuation of the ocean temperatures in the central and eastern equatorial Pacific due to changes in the atmosphere, which affects the climate of several regions worldwide. When the temperature of the ocean decreases by 0.5°C below the five-quarter average, a so called “La Niña” weather pattern begins. This whether phenomenon is characterized by below average precipitations during spring and summertime in South America. We have experienced this weather pattern in Argentina and Uruguay, where most of our Farming operations are based, throughout the last three consecutive years and it has extended its effects during the beginning of 2023 and continue affecting production as of today, resulting in a severe drought in almost all productive regions in Argentina and Uruguay. Our diversification in terms of geographic footprint and crops planted (soybean, peanut, corn, wheat, sunflower, among others), acts as a natural hedge against weather risk, and enables us to adopt defensive strategies such as delaying planting activities and switching between crops which are either more resilient to dry weather or have a later development stage. However, and despite our ability to partially mitigate this effect, this year, as a consequence of the La Niña weather event, we foresee that the yields of our different crops will see a reduction ranging from 18% to 60%, depending on the crop, thus significantly affecting our results of operations.

16.    Financial instruments

As of March 31, 2023, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the derivative
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

financial instrument has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2023 and their allocation to the fair value hierarchy:

	2023
	Level 1	Level 2	Total

Assets
Derivative financial instruments	185	7,238	7,423
Short-term investment (1)	66,960	—	66,960
Total assets	67,145	7,238	74,383
Liabilities
Derivative financial instruments	(124)	(110)	(234)
Total liabilities	(124)	(110)	(234)

(1) US T-Bills with maturity from the date of acquisition longer than 90 days. As of March 31, 2023, USD 6.392 (USD 98,571 as of December 31, 2022) of these US T-bills are used as collateral for short-term borrowings and are not available for use by other entities of the Group. See Note 24.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	160

NDF	Quoted price	Swap curve	Present value method	2	(13)
NDF	Quoted price	Foreign-exchange curve	Present value method	1	(99)
Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	7,141
US T-Bills	Quoted price	-	-	1	66,960

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	March 31, 2023	December 31, 2022
	(unaudited)
Non current
Advances to suppliers	3,855	3,680
Income tax credits	8,888	9,119
Non-income tax credits (i)	19,237	18,688
Judicial deposits	1,877	1,831
Receivable from disposal of subsidiary	7,946	8,478
Other receivables	2,724	2,762
Non current portion	44,527	44,558
Current
Trade receivables	92,680	81,707
Less: Allowance for trade receivables	(4,616)	(4,266)
Trade receivables – net	88,064	77,441
Prepaid expenses	16,168	6,875
Advance to suppliers	46,910	42,966
Income tax credits	914	1,089
Non-income tax credits (i)	33,856	37,936
Receivable from disposal of subsidiary	4,566	4,664
Cash collateral	16	1,365
Other receivables	9,719	11,484
Subtotal	112,149	106,379
Current portion	200,213	183,820
Total trade and other receivables, net	244,740	228,378

(i) Includes US$ 43 for the three-month period ended March 31, 2023 reclassified from property, plant and equipment (for the year ended December 31, 2022: US$ 158).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2023	December 31, 2022
	(unaudited)
Currency
US Dollar	100,635	89,760
Argentine Peso	61,402	54,801
Uruguayan Peso	3,076	2,229
Brazilian Reais	79,627	81,588
	244,740	228,378

As of March 31, 2023 trade receivables of US$ 41,540 (December 31, 2022: US$ 22.933) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 1,342 and US$ 741 are over 6 months in March 31, 2023 and December 31, 2022, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	March 31, 2023	December 31, 2022
	(unaudited)
Raw materials	155,945	121,306
Finished goods (Note 5)	135,432	152,716
	291,377	274,022

19.    Cash and cash equivalents

	March 31, 2023	December 31, 2022
	(unaudited)
Cash at bank and on hand	68,559	146,242
Short-term bank deposits	17,308	84,411
	85,867	230,653

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisition

Acquisition of subsidiaries of Viterra Group in Argentina and Uruguay

On May 3, 2022, (the “Closing Date”) the Group, through certain subsidiaries consummated the acquisition of the rice operations in Uruguay and Argentina of the Viterra Group, comprising a 100% ownership of Molinos Libres S.A. (Argentina), Viterra Uruguay S.A. (Uruguay) and Paso Dragón S.A. (Uruguay). The transaction also included the acquisition of certain leasing agreements. All of the acquired subsidiaries form part of the Rice Business Segment.

The terms and conditions of the agreement contemplate the payment, subject to adjustments, of a purchase price of approximately US$ 17.7 million payable in three annual installments and the assumption of the existing financial debt for an amount of US$ 17.9 million. At Closing Date, the Group paid the first installments of US$ 2 million and US$ 8 million of the assumed debt.

In addition, the agreement provides for a cash contingent payment of US$ 1,215, which will be payable only if certain conditions are met.

The Company has made an allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on their fair values at acquisition date. The Company has made significant assumptions and estimates in determining the purchase price, including the contingent payment and the allocation of the estimated purchase price in these consolidated financial statements.

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill arises on the acquisition. The negative goodwill is recognized as “Bargain purchase gain on acquisition” in the income statement for the year end December 31, 2022 reflecting the opportunity to acquire the rice operations in Argentina and Uruguay from an outgoing market player.

The following table summarizes the purchase price:

Purchase consideration:
Amount paid in cash	1,512
Amounts to be paid in installments (*)	16,242
Total purchase consideration	17,754
Fair value of net assets acquired	27,507
Bargain purchase on acquisition over the total purchase consideration	9,753

During the three month ended March 31, 2023, an amount of US$2.8 million of the installments was paid.

(*) Amounts to be paid in installments were discounted at present value as of the date of acquisition at a 6.5% discount rate.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisition (continued)

The assets and liabilities at the date of acquisition are as follows:

Cash and cash equivalents	3,266
Trade and other receivables	21,068
Inventories	50,891
Biological assets	1,676
Property, plant and equipment	21,479
Total Assets	98,380
Trade and other payables	(50,062)
Payroll and other liabilities	(961)
Borrowings	(17,738)
Deferred income tax liabilities	(1,812)
Provision for other liabilities	(300)
Total Liabilities	(70,873)
Fair value of Net Assets Acquired	27,507

The Company used a replacement cost method or a market approach, as appropriate, to measure the fair value of property, plant and equipment.

All other net tangible assets were valued at their respective carrying amounts, as the Company believes that these amounts approximate their current fair values.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, from those preliminary valuations would result in a dollar-for-dollar corresponding decrease in the “Bargain purchase gain”.

Acquisition-related costs of USD 193 thousands are included in General and administrative expenses in the Consolidated Statement of Income.

21.    Shareholder’s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2022	122,382	1,034,633
Employee share options exercised (Note 22)	—	394
Restricted shares vested	—	69
Purchase of own shares	—	(8,554)
At March 31, 2022	122,382	1,026,542

At January 1, 2023	111,382	960,242
Purchase of own shares	—	(6,396)
At March 31, 2023	111,382	953,846

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder’s contribution (continued)
Decision of the Extraordinary General Shareholders’ meeting

On April 20, 2022 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $16,500,000 by the cancellation of 11,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, as from April 20, 2022, our issued share capital amounts to $167,072,722.50, represented by 111,381,815 shares in issue (of which 1,932,628 are treasury shares) with a nominal value of $1.50 each.

Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 9, 2022, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2023.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of March 31, 2023, the Company repurchased an aggregate of 22,949,929 shares under the program, of which 7,862,922 have been utilized to cover the exercise and granted of the Company’s employee stock option plan and restricted stock plan and 11 millions share were reduced from capital. During the three-month periods ended March 31, 2023 and 2022 the Company repurchased shares for an amount of 1,001,222 and 1,389,725 respectively. The outstanding treasury shares as of March 31, 2023 totaled 4,191,436.

Dividend distribution

On April 20, 2022 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of USD 35 million to be paid to outstanding shares in two installments in May and November. The first payment, of USD 17.5 million (0.1572 per share) was made on May 17th and the second on November 17, 2022.

Annual Dividend Proposal

On March 7, 2023 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting, the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments in May and November of 2023. This proposal was approved by the Shareholders’ meeting held on April 19, 2023. These Interim Financial Statements do not reflect this dividend payable.

22.    Equity-settled share-based payments

The Group has set the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Equity-settled share-based payments (continued)

As of March 31, 2023, nil options (March 31, 2022: 47,549) were exercised, and nil options (March 31, 2022: nil) were forfeited, and nil options were expired (March 31, 2022: nil).

(b)Restricted Share and Restricted Stock Unit Plan

As of March 31, 2023, the Group recognized compensation expense US$ 3.0 million related to the restricted shares granted under the Restricted Share Plan (March 31, 2022: US$ 1.6 million). For the three-month period ended March 31, 2023, nil Restricted Shares were granted (March 31, 2022: 1,600), nil were vested (March 31, 2022: 12,606), and nil Restricted shares were forfeited (March 31, 2022: 11,559).

23.    Trade and other payables

	March 31, 2023	December 31, 2022
	(unaudited)
Non-current
Trade payables	1,388	4,175
Payable from acquisition of subsidiary (Note 20)	—	12,646
Other payables	460	389
	1,848	17,210
Current
Trade payables	153,143	193,127
Advances from customers	7,819	35,749
Taxes payable	9,527	8,868
Payables from acquisition of subsidiaries (Note 20)	13,347	3,575
Other payables	2,803	1,078
	186,639	242,397
Total trade and other payables	188,487	259,607

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings

	March 31, 2023	December 31, 2022
	(unaudited)
Non-current
Senior Notes (*)	498,013	497,901
Bank borrowings (*)	252,784	230,082
	750,797	727,983
Current
Senior Notes (*)	750	8,250
Bank overdrafts	19,561	48,058
Bank borrowings (*)	211,549	223,461
	231,860	279,769
Total borrowings	982,657	1,007,752

(*) As of March 31, 2023, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of March 31, 2023, total bank borrowings include collateralized liabilities of US$ 52,998 (December 31, 2022: US$ 188,058). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and restricted short-term investment, see Note 16.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria , Pilaga and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October 2020, US$ 22 million has been received. Publication of LIBOR would be ceased at the end of June 2023. During April 2023, it was agreed with IFC to use Secured Overnight Financing Rate (SOFR), replacing the LIBOR since July 1st, 2023. All the other provisions of the loan agreement continue in full force and effect.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group’s borrowings and the Group’s exposure to fixed and variable interest rates is as follows:

	March 31, 2023	December 31, 2022
	(unaudited)
Fixed rate:
Less than 1 year	222,776	272,900
Between 1 and 2 years	43,836	27,720
Between 2 and 3 years	2,221	2,222
Between 3 and 4 years	—	—
More than 5 years	498,013	497,901
	766,846	800,743
Variable rate:
Less than 1 year	9,084	6,869
Between 1 and 2 years	34,062	35,355
Between 2 and 3 years	34,387	32,851
Between 3 and 4 years	84,033	80,115
Between 4 and 5 years	52,621	50,211
More than 5 years	1,624	1,608
	215,811	207,009
	982,657	1,007,752

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes equals US$ 467 million, 93.41% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	March 31, 2023	December 31, 2022
	(unaudited)
Lease liabilities
Non-current	291,843	283,549
Current	49,700	54,431
	341,543	337,980

The maturity of the Group's lease liabilities is as follows:

	March 31, 2023	December 31, 2022
	(unaudited)
Less than 1 year	49,700	54,431
Between 1 and 2 years	56,482	61,931
Between 2 and 3 years	53,777	50,839
Between 3 and 4 years	44,636	41,781
Between 4 and 5 years	34,061	31,231
More than 5 years	102,887	97,767
	341,543	337,980

26.    Payroll and social security liabilities

	March 31, 2023	December 31, 2022
	(unaudited)
Non-current
Social security payable	1,858	1,581
	1,858	1,581
Current
Salaries payable	6,438	4,050
Social security payable	4,676	4,693
Provision for vacations	9,731	11,487
Provision for bonuses	4,492	9,734
	25,337	29,964
Total payroll and social security liabilities	27,195	31,545

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2022.

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Expense included in the statement of income		Balance payable
			March 31, 2023	March 31, 2022	March 31, 2023	December 31, 2022

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(2,214)	(2,704)	(21,020)	(18,917)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of March 31, 2023 and for the three-months ended March 31, 2023 and 2022 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2023, results of operations and cash flows for the three-month periods ended March 31, 2023 and 2022. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRSs.

Certain new accounting standards and interpretations are mandatory since January 1, 2023. These standards did not have any material impact on the Company's consolidated financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30.    Information related to COVID-19 pandemic

In response to the outbreak of COVID-19 and subsequent new variants of the virus (the “COVID-19 pandemic”), governments and businesses around the world have implemented a variety of restrictive measures to reduce the spread of COVID-19 . These measures have had a significant adverse effect on economic activities worldwide. The Company put in place several measures to preserve the safety of its employees and the communities where it operates, while maintaining its business operations running. The Company’s activities in Argentina, Uruguay and Brazil were considered essential activities by the respective governments and consequently the Company was allowed to continue operating its businesses normally. Thus, the COVID-19 pandemic did not have a significant adverse impact on the business. However, the spread of new variants of COVID-19 pandemic has caused uncertainty as to when restrictions will be finally lifted, if additional restrictions may be initiated or reimposed, if there will be permanent changes to consumer behavior patterns, and the timing of distribution and administration of COVID-19 vaccines and other medical interventions globally. The Company cannot predict the long-term effects of the COVID-19 pandemic on its business and will continue monitoring the situation until the COVID-19 pandemic is over.he Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.
The accompanying notes are an integral part of these condensed consolidated interim financial statements